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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67270

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023   AND ENDING 12/31/2023
　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PARK MADISON PARTNERS LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 HARBOR ROAD
(No. and Street)

PORT WASHINGTON	NY	11050
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	212-668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)
03/04/2009		3370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Nancy Ina Lashine</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>PARK MADISON PARTNERS LLC</u>, as of <u>12/31</u>, 2<u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature]_

TONYA M. PARKER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01PA6012927
Qualified in Kings County
Commission Expires 01/06/2027

Title: CCO

[signature] Tonya M. Park
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Park Madison Partners, LLC

Financial Statement
With Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2023

Park Madison Partners, LLC

As of and for the Year Ended December 31, 2023

Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Park Madison Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Park Madison Partners, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Park Madison Partners, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Park Madison Partners, LLC's auditor since 2023.

Hauppauge, New York
March 26, 2024

Nawrocki Smith LLP

Park Madison Partners, LLC

Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	1,502,835
Investments, at fair value		1,544,438
Due from customers		2,928
Accounts receivable		22,824,570
Fixed assets		18,426
Prepaid expenses		138,545
Security deposits and other assets		322,071
Right of Use Asset		233,083
TOTAL ASSETS	$	26,586,896

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued liabilities	$	312,390
Lease liability		248,308
TOTAL LIABILITIES		560,698
MEMBERS' EQUITY		26,026,198
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	26,586,896

See accompanying notes to financial statement

Notes to Financial Statement
As of And For The Year Ended December 31, 2023

1. Organization and Nature of Business

Park Madison Partners, LLC (the "Company") was formed on January 20, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placement agent services primarily to domestic and international real estate investment funds.

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenue on its management and advisory contracts on a pro-rata basis over the term of the contract, which approximates when services are performed, in compliance with the newly effective revenue recognition rules. In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

Service income revenues received in connection with placement engagements will be recognized as services are performed, in compliance with the revenue recognition rules. The Company believes services are performed approximately in line with when payments are received, similar to management and advisory contracts. Therefore, revenue will be recognized pro-rata over the life of the agreement.

Revenue for success fees earned for placement services is recognized upon either the closing of the associated funds, or a written commitment from the investor, as applicable, calculated in either case as a percentage of the capital commitment made by an investor. However, If the Company is still obligated to provide any services post close, revenue will be recognized per the revenue recognition rules.

In some cases, based on the contract, the receipt of some portion of a success fee may be paid subsequent to the date the success fee is earned. In certain cases, interest accrues at the contracted stated rate for any period in which a placement fee receivable is outstanding. The accrued interest is included in the amount reflected as placement fees receivable. In any event, revenue earned in this case will be recognized per the recently effective revenue recognition rules. No interest has been charged on success fee staged payments during 2023.

Cash and Cash Equivalents
The Company considers all money market accounts and liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value Measurements
Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels.

Notes to Financial Statement
As of And For The Year Ended December 31, 2023

Fair Value Measurements (Continued)

	Level 1	Level 2	Level 3	Total
Assets				
Securities, at fair value				
Money Market Fund	$ 1,379,243			$ 1,379,243
Bond Fund	165,195			165,195
Total Securities, at fair value	$ 1,544,438	$ -	$ -	$ 1,544,438

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes, except as noted following. Accordingly, the members report their share of the Company's income or loss on their income tax returns.

Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company follows the standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2020.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Policy on Doubtful Accounts

The Company records an allowance for bad debts on receivables the Company deems uncollectible. Placement fees receivable are recognized and carried at net realizable value less an allowance for doubtful accounts. It is the policy of management of the company to review the outstanding accounts receivable as well as the bad debt write-offs and collections experienced in the past, economic factors, specific customer information, and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectible amounts. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. As of December 31, 2023 the Company has deemed all receivables collectible and has not recorded an allowance for doubtful accounts.

3. CONCENTRATIONS

Two clients accounted for approximately 98% of investment advisory and private placement revenue for the current year.

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may be in excess of balances insured by FDIC. At year end amounts over the insurance limit were approximately $1.23 million.

Notes to Financial Statement
As of And For The Year Ended December 31, 2023

3. CONCENTRATIONS (Continued)

The Company also maintains cash and securities with a financial institution that is a member of the Securities Investor Protection Corporation ("SIPC"). Securities held by that institution on behalf of the Company are protected by SIPC up to $500,000, which includes up to $250,000 of protection for cash. At times the value of the Company's account may exceed the SIPC insurance limits. At year end securities in this financial institution exceeded SIPC insurance limits by approximately $1.06 million.

4. PLACEMENT FEES RECEIVABLE

Based on the terms of various contracts and the estimated collections, the projected receivables as of year-end to be collected over the next three years are as follows:

2024	12,939,258
2025	7,217,077
2026	2,668,235
$	22,824,570

5. 401K PLAN

The Company adopted a qualified Defined Contribution Retirement Plan in accordance with Section 401(k) of the Internal Revenue Code (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year.

6. OPERATING LEASES

On July 07, 2021, the Company entered into an operating lease agreement to lease office space in New York City, which expires August 12, 2024. The Generally Accepted Accounting Principles ("GAAP") lease accounting standard ASC 842 requires all leases longer than 12 months to be recorded as assets and liabilities on balance sheets. Rent is recognized on a straight-line basis over the term of the lease and the Company recognizes a right-of-use asset and an operating lease liability in connection with the lease agreement. The lease asset and liability are discounted to the current period using the firm's incremental borrowing rate. The Company recognizes straight-line rent expense and, as a result, amortized the lease liability throughout 2023. The future cash payments are recorded as a decrease to the operating lease liability and the asset is amortized on a straight-line basis.

As of December 31, 2023, the future minimum lease payments for the Company's operating lease for each of the years ending December 31 were as follows:

Year Ended December 31	
2024	251,805
	251,805
Discount to present value	(3,497)
	$248,308

The Company also currently operates out of an office owned by an officer of the Company.

Notes to Financial Statement
As of And For The Year Ended December 31, 2023

7. FIXED ASSETS

Depreciation is provided on the straight-line method over the estimated useful lives.

		Estimated Useful Life
Equipment	$ 88,493	5 years
Furniture and fixtures	11,513	7 years
Subtotal	100,006	
Less accumulated depreciation	(81,581)	
	$ 18,425	

7. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2023, the Company's net capital was $2,674,876 which exceeded required net capital of $21,841 by $2,653,035. The percentage of aggregate indebtedness to net capital was 12.25%.

Under the exemptive provisions of rule 15c3-3, the Company is required to segregate funds in a special reserve account for the exclusive benefit of customers.

8. SUBSEQUENT EVENTS

Management of the Company has evaluated, events and transactions that may have occurred since December 31, 2023 to March 26, 2024 and determined that there are no material events that would require disclosures in the Company's financial statement.